SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2008
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Nobuyuki Oneda
(Signature)
Nobuyuki Oneda
Executive Vice President and
Chief Financial Officer

Date: June 2, 2008

List of materials

Documents attached hereto:

i) Press release announcing completion of Gracenote, Inc. acquisition.

SONY CORPORATION OF AMERICA
COMPLETES GRACENOTE ACQUISITION

June 2, 2008 – New York, NY – Sony Corporation of America announced today that it has completed the acquisition of Gracenote, Inc.   The agreement to consummate the acquisition was previously announced on April 22, 2008.

Gracenote’s existing business will continue to operate separately, and Gracenote will continue to develop new technologies in existing as well as new areas of operation.  The senior management team will remain with the company.

About Gracenote
Gracenote, a wholly-owned subsidiary of Sony Corporation of America, is a global leader in embedded technology, enriched content, and data services for digital entertainment solutions within the Internet, consumer electronics, mobile, and automotive markets.  Formerly known as CDDB®, Gracenote delivers a substantially improved consumer experience in digital media devices and applications, plus media monitoring and other data services to the recording industry, making it an integral part of the digital media economy.  Gracenote powers leading services including Apple iTunes, Yahoo! Music Jukebox, Winamp; home and automotive products from Alpine, Panasonic, Philips and Sony; and mobile music applications from Samsung, Sony Ericsson, KDDI (Japan), KTF (Korea), Musiwave (Europe), and others.  Gracenote is headquartered in Emeryville, California.  www.gracenote.com/corporate.

About Sony Corporation of America
Sony Corporation of America, based in New York, NY, is a U.S. subsidiary of Sony Corporation, headquartered in Tokyo.  Sony is a leading manufacturer of audio, video, communications, and information technology products for the consumer and professional markets.  Its motion picture, television, computer entertainment, music and online businesses make Sony one of the most comprehensive entertainment companies in the world. Sony's principal U.S. businesses include Sony Electronics Inc., Sony Pictures Entertainment Inc., Sony Computer Entertainment America Inc., and a 50% interest in Sony BMG Music Entertainment, one of the largest recorded music companies in the world.  Sony recorded consolidated annual sales of approximately $88.7 billion for the fiscal year ended March 31, 2008, and it employs 180,500 people worldwide. www.sony.com

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